EXHIBIT 12.1

Computation of Earnings to Fixed Charges

The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2013.

	For the Years Ended December 31,
Computation of Earnings to Fixed Charges	2013	2012	2011	2010	2009(2)
(in thousands, except ratios)
Earnings:
Income (loss) before assessments (1)	$68,373	$78,655	$99,063	$32,432	$(162,118)
Fixed charges	144,464	194,248	270,084	398,091	663,954
Earnings available for fixed charges	$212,837	$272,903	$369,147	$430,523	$501,836
Fixed Charges:
Interest expense on consolidated obligations	$143,429	$193,203	$269,042	$396,988	$662,129
Interest expense on deposits and borrowings	146	140	100	268	922
Interest portion of rental expense (3)	889	905	942	835	903
Fixed charges	$144,464	$194,248	$270,084	$398,091	$663,954
Ratio of earnings to fixed charges	1.47	1.40	1.37	1.08	—

(1)
Income (loss) before assessments reflect the retroactive application of our change in accounting policy to the contractual method for amortizing premiums and accreting discounts on our mortgage loans held for portfolio for all periods presented. For additional information and financial impact as of and for the years ended December 31, 2013, 2012, and 2011, see Note 2 in "Part II. Item 8. Financial Statements and Supplementary Data—Audited Financial Statements—Notes to Financial Statements" in this report.

(2)	Earnings were inadequate to cover fixed charges by approximately $162.1 million for the year ended December 31, 2009.
(3)
The interest portion of rental expense does not include $249,000, $648,000, $837,000, $442,000, and $301,000 in recoveries in 2013, 2012, 2011, 2010, and 2009 of our lease abandonment costs due to adjustments in projected future rental rates.